                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 3 TO
                                   SCHEDULE TO

                                (FINAL AMENDMENT)

                             TENDER OFFER STATEMENT
    under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                            ESENJAY EXPLORATION, INC.
                       (Name of Subject Company (issuer))

                             ECM ACQUISITION COMPANY
                     SANTOS AMERICAS AND EUROPE CORPORATION
                      SANTOS INTERNATIONAL HOLDINGS PTY LTD
                      (Names of Filing Persons (offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    296426109
                      (CUSIP Number of Class of Securities)

                              Kathleen A. Hogenson
                     Santos Americas and Europe Corporation
                         10111 Richmond Ave., Suite 500
                              Houston, Texas 77042
                                 (713) 986-1700
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                    Copy to:

                                 James L. Leader
                               Baker Botts L.L.P.
                                 One Shell Plaza
                                  910 Louisiana
                            Houston, Texas 77002-4995
                                 (713) 229-1234

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:
    [X] third-party tender offer subject to Rule 14d-1.
    [ ] issuer tender offer subject to Rule 13e-4.
    [ ] going-private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

================================================================================

         ECM Acquisition Company, a Delaware corporation (the "Purchaser"), Santos Americas and Europe Corporation, a Delaware corporation ("Santos") and Santos International Holdings Pty Ltd, an Australian corporation ("Santos International"), hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 26, 2002, as amended by Amendment No. 1 thereto filed on April 15, 2002, and as further amended by Amendment No. 2 thereto filed on April 16, 2002 (as so amended and supplemented, the "Schedule TO"). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $.01 per share, of Esenjay Exploration, Inc., at a purchase price of $2.84 per share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the offer to purchase dated March 26, 2002 (as amended and supplemented, the "Offer to Purchase"), and the related letter of transmittal. This Amendment No. 3 is the final amendment to Schedule TO and is being filed on behalf of the Purchaser, Santos and Santos International. Capitalized terms this amendment uses, but does not define have the meanings the Offer to Purchase specifies.

ITEMS 1 THROUGH 9, 11 AND 12.

         Items 1 through 9, 11 and 12 are hereby amended and supplemented to add the following:

         "The offer expired, as scheduled, at 12:00 midnight (New York City time) on April 22, 2002. Based on information provided by The Bank of New York, the depositary for the offer, as of the expiration of the offer, approximately 17.8 million shares (including approximately 552,886 shares subject to guarantees of delivery within the next three days) were validly tendered and not withdrawn pursuant to the offer. Those shares represent approximately 92.3% of the outstanding shares. We have accepted for payment all such shares tendered at the offer price of $2.84 per share. Payment for those shares will be made promptly.

         "A copy of the press release, dated April 23, 2002, issued by Santos announcing the completion of the tender offer is attached hereto as Exhibit (a)(1)(J) and is incorporated herein by reference."

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS.

         Item 12 is hereby amended and supplemented to add the following exhibit:

         "(a)(1)(J) - Press release issued by Santos Americas and Europe Corporation on April 23, 2002"



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



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2002


ECM ACQUISITION COMPANY

By: /s/ Kathleen A. Hogenson
   ------------------------------------
        Kathleen A. Hogenson
        President


SANTOS AMERICAS AND EUROPE CORPORATION

By: /s/ Kathleen A. Hogenson
   ------------------------------------
        Kathleen A. Hogenson
        President


SANTOS INTERNATIONAL HOLDINGS PTY LTD

By: /s/ Michael George Roberts
   ------------------------------------
        Michael George Roberts
        Director and Company Secretary



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



                                INDEX OF EXHIBITS


            *(a)(1)(A)      Offer to Purchase, dated March 26, 2002

            *(a)(1)(B)      Letter of Transmittal

            *(a)(1)(C)      Notice of Guaranteed Delivery

            *(a)(1)(D)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

            *(a)(1)(E)      Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                            Nominees

            *(a)(1)(F)      Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

            *(a)(1)(G)      Press release issued by Santos Ltd on March 18, 2002

            *(a)(1)(H)      Summary Advertisement, published March 26, 2002

            *(a)(1)(I)      Press release issued by Santos Americas and Europe Corporation on April 15, 2002

             (a)(1)(J)      Press release issued by Santos Americas and Europe Corporation on April 23, 2002

                   (b)      None

               *(d)(1)      Agreement dated March 17, 2002 by and among Santos Americas and Europe Corporation, ECM
                            Acquisition Company and Esenjay Exploration, Inc.

               *(d)(2)      Stockholders Agreement dated March 17, 2002 by and between the Tendering Stockholders and
                            Santos Americas and Europe Corporation

               *(d)(3)      Option Agreement dated March 17, 2002 by and between the stockholders signatory thereto and
                            Santos Americas and Europe Corporation

                   (g)      None

                   (h)      None


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* Previously filed.




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